

July 6, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: July 6, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and Corgi ALAB 2x Daily ETF, Corgi BABA 2x Daily ETF, Corgi BMNR 2x Daily ETF, Corgi GEV 2x Daily ETF, Corgi HOOD 2x Daily ETF, Corgi INTC 2x Daily ETF, Corgi JOBY 2x Daily ETF, Corgi LITE 2x Daily ETF, Corgi TEM 2x Daily ETF, Corgi QBTS 2x Daily ETF, Corgi SMR 2x Daily ETF, Corgi SOFI 2x Daily ETF, Corgi UPST 2x Daily ETF, Corgi UUUU 2x Daily ETF and Corgi WDC 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications